Exhibit 99.1

FORESIGHT AUTONOMOUS HOLDINGS LTD.

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual and Extraordinary General Meeting (the “Meeting”) of Shareholders of Foresight Autonomous Holdings Ltd. (the “Company” or “we,” “us” or “our”) will be held at the Company’s offices, at 7 Golda Meir St., Ness Ziona, Israel, on July 16, 2020, at 3:00 p.m. Israel time. However, we are monitoring developments with regard to the coronavirus pandemic (“COVID-19”), and it is possible that the Meeting may be held solely by means of remote communication. In the event it is not possible or advisable to hold the Meeting in person, we will announce alternative arrangements for the Meeting as promptly as practicable.

The Company is a Dual Company, as such term is defined in the Israeli Companies Regulations (Relief for Public Companies Traded on Stock Markets Outside of Israel), 5760–2000.

The agenda of the Meeting:

1.	Reappointment of Brightman Almagor Zohar, Certified Public Accountants (Deloitte Israel), as the Company’s independent auditor for the year ending December 31, 2020, and until the next annual general meeting of the shareholders of the Company, and authorization of the Board of Directors to determine their remuneration.

2.	Reappointment of five members of the Company’s Board of Directors.

3.	Reappointment of Messrs. Dan Avidan and Zeev Levenberg for an additional three-year term as external directors of the Company, approval of terms of their remuneration and grant of options.

4.	Amendment to the Compensation Policy for Company’s officers.

5.	Amendment of terms of the options granted in 2017 to Mr. Haim Siboni, Ms. Sivan Siboni Scherf and employees of Magna B.S.P Ltd. (“Magna Personnel”).

6.	Grant of additional options to Mr. Haim Siboni.

7.	Grant of additional options to Ms. Sivan Siboni Scherf and approval of certain customary welfare and social benefits.

8.	Grant of additional options to Magna Personnel.

9.	Presentation of the Company’s financial statements and annual report for the year ended December 31, 2019.

The Board of Directors recommends that you vote in favor of all the proposals, which are described in the attached Proxy Statement.

We currently intend to hold the Meeting in person. However, depending on developments with respect to the COVID-19, we might hold the Meeting virtually on the above date and time instead of in person. If we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be made on our Investor Relations website at https://ir.foresightauto.com/ and on Form 6-K as promptly as practicable, and will be made available to the public on the SEC’s website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il/.

Shareholders of record at the close of business on June 12, 2020 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

A form of proxy for use at the Meeting is attached to the Proxy Statement, and a voting instruction form, together with a return envelope, will be sent to holders of American Depositary Shares representing the Company’s Ordinary Shares (“ADS”). By appointing “proxies,” shareholders and ADS holders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least 4 hours prior to the Meeting, all of the Company’s ordinary shares, no par value (the “Ordinary Shares”) represented by the proxy shall be voted as indicated on the form. ADS holders should return their voting instruction form by the date set forth therein. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a “FOR”. Shareholders and ADS holders may revoke their proxies or voting instruction form (as applicable) at any time before the deadline for receipt of proxies or voting instruction form (as applicable) by filing with the Company (in the case of holders of Ordinary Shares) or with the Bank of New York Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date.

Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company’s offices no later than July 16, 2020, at 11:00 a.m. Israel time. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver the Company, no later than July 16, 2020, at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760–2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your Ordinary Shares.

ADS holders should return their proxies by the date set forth on their form of proxy.

Sincerely,

Michael Gally
Chairman of the Board of Directors

June 11, 2020

FORESIGHT AUTONOMOUS HOLDINGS LTD.

NESS-ZIONA, ISRAEL

PROXY STATEMENT

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 16, 2020

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Foresight Autonomous Holdings Ltd. (the “Company” or “we,” “us” or “our”) for use at the Company’s annual and extraordinary general meeting of shareholders (the “Meeting”) to be held on July 16, 2020, at 3:00 p.m. Israel time, or at any adjournment or postponement thereof. However, we are monitoring developments with regard to the coronavirus pandemic (“COVID-19”) and it is possible that the Meeting may be held solely by means of remote communication. In the event it is not possible or advisable to hold the Meeting in person, we will announce alternative arrangements for the Meeting as promptly as practicable.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Company’s ordinary shares, no par value (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding not less than one third of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until the same day, at 3:30 p.m. (half an hour later) Israel time. If a quorum is not present at the second meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

We currently intend to hold the Meeting in person. However, depending on developments with respect to the COVID-19, we might hold the Meeting virtually on the above date and time instead of in person. If we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be made on our Investor Relations website at https://ir.foresightauto.com/ and on Form 6-K as promptly as practicable, and will be made available to the public on the SEC’s website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il/.

Pursuant to the Israeli Companies Law, 5799-1999 (the “Companies Law”), each of Proposals No. 1, 2, 3.3, and 3.4 described hereinafter require the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (a “Simple Majority”).

Pursuant to the Companies Law, each of Proposals No. 3.1 and 3.2 described hereinafter requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either (i) such a majority includes at least the majority of the votes of shareholders who (a) are not the Company’s controlling shareholders and (b) do not have a personal interest in the approval of the election of the external director (other than a personal interest that is not the result of the shareholder's connections with a controlling shareholder) (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company (the “External Directors Majority”).

The vote for re-appointing each of the directors and external directors as set forth in Proposals No. 2, 3.1 and 3.2 herein shall be made separately.

Pursuant to the Companies Law, each of Proposals No. 4 through 8 described hereinafter requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either: (i) the majority of the shares that are voted at the Meeting in favor of such Proposals, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the Proposal; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such Proposal does not exceed two percent (2%) of the total voting rights in the Company (the “Special Majority”).

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

For the background regarding the Company’s election to submit Proposals no. 5 through 8 to the shareholders’ approval by Special Majority, see Proposals no. 5 and 8 herein.

Item 9 will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

Holders of Ordinary Shares or holders of American Depositary Shares representing Ordinary Shares wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices, c/o Mr. Eli Yoresh, at 7 Golda Meir St., Ness Ziona, Israel. Any Position Statement received will be furnished to the Securities and Exchange Commission (the “SEC”) on Form 6-K, and will be made available to the public on the SEC’s website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il/. Position Statements should be submitted to the Company no later than July 6, 2020. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

PROPOSAL 1

TO RE-APPINONT BRIGHTMAN ALMAGOR ZOHAR, CERTIFIED PUBLIC ACCOUNTANTS (DELOITTE ISRAEL), AS INDEPENDENT AUDITOR OF THE COMPANY

Under the Companies Law, the appointment of an independent auditor requires the approval of the shareholders of the Company.

The Board of Directors has authorized and approved the re-appointment of the accounting firm of Brightman, Almagor Zohar, Certified Public Accountants (Deloitte Israel) (“Deloitte Israel”), as the Company’s independent auditor for the year ending December 31, 2020, and until the next annual general meeting of the shareholders of the Company.

The Board of Directors believes that the re-appointment of Deloitte Israel as the Company’s independent auditor is appropriate and in the Company’s best interest and its shareholders.

For additional information on the fees paid by the Company and its subsidiaries to Deloitte Israel in each of the previous two fiscal years, please see Item 16C. ‘Principal Accountant Fees and Services’ in the Company’s annual report on Form 20-F for the year ended December 31, 2019.

The Company’s shareholders are requested to adopt the following resolution:

“RESOLVED, to re-appoint Deloitte Israel as the Company’s independent auditor for the year ending December 31, 2020, and until the next annual general meeting of the Company’s shareholders, and to authorize the Company’s Board of Directors to determine their remuneration.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 2

To re-appoint FIVE members of the board of directors of the Company

Our Board of Directors is currently comprised of seven directors - Michael Gally (Chairman), Haim Siboni (also serves as the Company’s Chief Executive Officer), Daniel Avidan (external director), Zeev Levenberg (external director), Shaul Gilad, Vered Raz-Avayo, and Ehud Aharoni (independent director, as classified under the Companies Law and Nasdaq Stock Market rules).

For the Company’s proposal to re-appoint each of Messrs. Avidan and Levenberg for an additional three year term, see Proposal no. 3 herein.

It is proposed to re-appoint Mr. Gally, Mr. Siboni, Mr. Gilad, Mr. Aharoni and Ms. Raz-Avayo as members of the Board of Directors to hold office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Companies Law and the Company’s Articles of Association (the “Articles”), unless otherwise provided in the Articles. Each director nominee has certified to us that he or she complies with all requirements under the Companies Law for serving as a director.

In their capacity as members of the Board of Directors, the re-appointed directors, other than Messrs. Gally and Siboni, shall be entitled to fees equal to the fixed amount set forth in the second and third appendices of the Companies Regulations (Rules concerning Compensation and Expenses of an External Director), 5760-2000 (the “Compensation Regulations”). Mr. Gally’s compensation for his services as a Chairman of the Board of Directors, was approved by the Company’s shareholders on September 23, 2019. Mr. Siboni’s compensation is set forth in that certain services agreement, approved by the Company’s shareholders on January 28, 2019.

In addition, in their capacity as members of the Board of Directors, the re-appointed directors shall continue to be entitled to the same insurance, indemnification and exculpation arrangements, as are currently in effect for the Company’s officers and directors; all of which are in accordance with the Articles and the Company’s compensation policy (the “Compensation Policy”).

A brief biography of each nominee is set forth below:

Mr. Michael Gally has served on our Board of Directors since January 2016, and as our Chairman since March 2016. Mr. Gally serves as the manager and owner of MG Business Development, a leading consulting practice. From 2011 to 2016, Mr. Gally served as a lecturer at the Tel Aviv University Faculty of Management - The Graduate School of Business Administration and since 2018 as a lecturer at the Technion, Israel Institute of Technology. Mr. Gally teaches several advanced marketing elective courses in the M.B.A. and E.M.B.A. programs. Mr. Gally takes an active part as an expert in export activities initiated by the State of Israel. Mr. Gally holds an M.B.A. from Tel Aviv University Faculty of Management – The Graduate School of Business Administration.

Mr. Haim Siboni has served as our Chief Executive Officer and on our Board of Directors since December 2015. Mr. Siboni has also served as the chief executive officer and as a director of Magna, our significant shareholder, since January 2001. Mr. Siboni has many years of professional experience, as well as a broad skillset, in fields such as engineering, marketing and business management of electronics, video, TV, multimedia, computerized systems, line and wireless telecommunication, design and development of systems and devices – including electro-optic radar systems.

Mr. Shaul Gilad has served on our Board of Directors since January 2016. From 2006 to 2010, Mr. Gilad served as the chief financial officer for Champion Motors. From 2010 to 2012, Mr. Gilad served as chief financial officer and as an executive vice president for Gadot Chemical Ltd. From 2012 to 2020, Mr. Gilad has served as the chief financial officer and as an executive vice president for Aeronautics Ltd. Mr. Gilad holds a B.A. in Economics and Accounting (cum laude) from the Hebrew University, and he is certified public accountant in Israel.

Ms. Vered Raz-Avayo has served on our Board of Directors since July 2017. Ms. Raz-Avayo has over 20 years of managerial and consulting experience in finance encompassing a wide range of industries in Israel and overseas, including real estate investment, diamonds, jewelry and aviation. During the years 1999 to 2010, Ms. Raz-Avayo served as chief financial officer at one of the companies under the Leviev group. In addition, during the last 13 years Ms. Raz-Avayo has been an external director of several publicly traded companies. Currently, Ms. Raz-Avayo is an external director at Apollo Power Ltd., Africa Israel Residences Ltd., and TAMDA Ltd., and a director at Save Foods Inc. Ms. Raz-Avayo is a certified public accountant in Israel, and holds a B.A. in Business Administration – Accounting and Finance, from the College of Management, and an M.F.A. in Film, TV and Screenwriting, from the Faculty of Arts of the Tel Aviv University.

Mr. Ehud Aharoni has served on our Board of Directors as an independent director since January 2016. Mr. Aharoni has also served on our Audit and Compensation Committee since January 2016. Since 2001, Mr. Aharoni has lectured to M.B.A. and E.M.B.A. students at the Tel-Aviv University, Coller School of Management in a variety of strategic courses, and holds a number of senior administrative positions, including the chief executive officer & academic director of Lahav Executive Education, Coller School of Management, since 2006, and the former Executive Director of the Eli Hurvitz Institute of Strategic Management, from 2004 to 2018. Before joining Lahav Executive Education, Mr. Aharoni served as an independent strategic consultant to leading Israeli firms and organizations. Mr. Aharoni holds a bachelor’s degree in statistics and operations research, an M.B.A. in Finance and a Continuing Studies, and an M.B.A. specializing in International Management, all from the Tel Aviv University.

The Company’s shareholders will be requested to adopt the following resolutions at the Meeting:

1.	“RESOLVED, to re-appoint Mr. Michael Gally as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

2.	“RESOLVED, to re-appoint Mr. Haim Siboni as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

3.	“RESOLVED, to re-appoint Mr. Shaul Gilad as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

4.	“RESOLVED, to re-appoint Ms. Vered Raz-Avayo as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

5.	“RESOLVED, to re-appoint Mr. Ehud Aharoni as member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

The approval of these proposals, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposals.

PROPOSAL 3

TO RE-APPOINT Messrs. Dan Avidan and Zeev Levenberg AS EXTERNAL DIRECTORS OF THE COMPANY, TO APPROVE THEIR REMUNERATION TERMS AND GRANT OF OPTIONS

Companies incorporated under the laws of the State of Israel whose securities have been offered to the public, such as the Company, are required by the Companies Law to appoint at least two external directors. The Companies Law provides for an initial three-year term for an external director. Thereafter, an external director may be reelected by shareholders to serve in that capacity for up to two additional three-year terms. Notwithstanding the foregoing, the term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the Nasdaq Stock Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the company’s audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements as if elected for the first time.

In addition, under the Companies Law, the terms of compensation, including grant of equity-based compensation, of a director of a public company incorporated under the laws of Israel, such as the Company, requires the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders (in that order).

At the Meeting, the Company’s shareholders will be requested to re-appoint Messrs. Dan Avidan and Zeev Levenberg as external directors of the Company, for a three-year term commencing on the date of the Meeting and to approve their remuneration terms as set forth herein.

Messrs. Avidan and Levenberg were appointed for a first and third, respectively, three-year term as the Company’s external directors at the annual general meeting of the Company’s shareholders held on July 17, 2017.

In making its recommendations with regard to the re-appointment of Messrs. Avidan and Levenberg, the Board of Directors has considered Messrs. Avidan’s and Levenberg’s expertise and contribution to the work of the Audit and Compensation Committee (the “Committee”), the Company’s Financial Statements Review Committee and the Board of Directors, as well as their extensive understanding of the Company’s activities and managerial and strategic objectives, their financial expertise and business experience.

Furthermore, in making their recommendation with regard to the re-appointment of Mr. Levenberg for an additional term as an external director of the Company, the Committee and the Board of Directors have also considered the following special factors: (a) Mr. Levenberg’s expertise and extensive knowledge and familiarity with the automotive industry and with the Company and challenges it is and has been facing; and (b) Mr. Levenberg’s connections allowing the Company access to recent researches and data in the automotive industry from a global supplier of automotive business intelligence; (c) Mr. Levenberg’s vast experience in a capacity as a director (and external director) in publicly traded companies; and (d) Mr. Levenberg’s skills, education, expertise and achievements. Based on the aforesaid considerations, the Committee and the Board of Directors approved that the re-appointment of Mr. Levenberg for an additional term as the Company’s external director is beneficial to the Company.

The Board of Directors has determined that each of Messrs. Avidan and Levenberg possesses accounting and financial expertise as required under the Companies Law and the regulations promulgated thereunder.

Each of Messrs. Avidan and Levenberg has provided the Company with a declaration in accordance with requirements of the Companies Law, pursuant to which he complies with the qualifications required under the Companies Law to serve as an external director and is capable to dedicate the appropriate amount of time for the performance of his role as a member of the Board of Directors.

In their capacity as members of the Board of Directors, Messrs. Avidan and Levenberg shall be entitled to fees equal to the fixed amount set forth in the second and third appendices of the Compensation Regulations and shall be entitled to the same insurance, indemnification and exculpation arrangements, as currently in effect for the Company’s officers and directors; all of which is in accordance with the Articles and the Compensation Policy.

In addition, subject to their re-appointment as members of the Board of Directors as set forth in this Proposal, and following the approval of the Committee, in meetings held on May 27 and June 8, 2020 and the Board of Directors, in meetings held on May 28 and June 9, 2020, it is proposed to approve the grant to each of Messrs. Avidan and Levenberg (the “Eligible Directors”) of options to purchase up to 300,000 Ordinary Shares under the Company’s 2016 Equity Incentive Plan (the “External Directors Equity Grant” and the “Plan”, respectively), which, together with the options previously granted to each of them equals approximately 0.265% of the Company’s outstanding share capital and 0.21% of the Company’s share capital on a fully diluted basis as of the date hereof (the “Options”).

The exercise price of the Options shall be as follows: (i) NIS 0.787 per share for the 1/3 of the Options to vest during 2020; (ii) NIS 1.06 per share for the 1/3 of the Options to vest during 2021; and (iii) NIS 1.33 per share for the 1/3 of the Options to vest during 2022; which exercise prices are approximately 34%, 81% and 127%, respectively, higher than the average share price of the Ordinary Shares on the Tel Aviv Stock Exchange in the last 30 trading days preceding the date of the approval of such grant by the Board of Directors. The Options shall vest quarterly beginning January 1, 2020 and over a period of 36 months in 12 equal portions. The vesting of Options shall accelerate upon termination of either of the Eligible Director’s service with the Company, resulting from a change of control in the Company or other exit event. Each vested Option shall be exercisable for a period of 36 months following its vesting date, and any portion of the Options that has not been exercised by such date shall terminate and not be exercisable thereafter. In the event that any of the Eligible Directors ceases to serve on the Board of Directors (except for certain events specified in the Plan), all of such Eligible Director’s unvested options shall expire immediately, and all vested options shall remain exercisable for a period of six months.

The Committee and the Board of Directors found the External Directors Equity Grant reasonable under the circumstances, under market conditions, and that the approval thereof is in the Company’s best interests and is in accordance with the Compensation Policy.

In making its recommendation with regard to the approval of the External Directors Equity Grant, the Committee and the Board of Directors, each have also considered, among others: (a) the factors included in the Company’s Compensation Policy, including among others, the position, responsibilities, background and experience of the Eligible Directors; (b) that the External Directors Equity Grant reflects a fair and reasonable value for the Eligible Directors’ services; (c) that further to shareholders’ approval, in September 2019 the Company granted the same amounts of Options to all other members of the Board of Directors (other than the Chief Executive Officer), while the Eligible Directors were then prohibited from being granted the Options, due to the regulatory limitations applying to them in their capacity as external directors; and (d) the External Directors Equity Grant is an expression of the Company’s desire to maintain the threshold of directors’ current equity-based compensation, taking into account (i) options previously granted to the Eligible Directors, the major part of which is vested, and (ii) the dilution of the Company’s share capital since the previous grant of options to the Eligible Directors.

A brief biography of each of Messrs. Avidan and Levenberg is set forth below:

Mr. Zeev Levenberg has served on our Board of Directors as an external director since July 2011. Since 2015, Mr. Levenberg has served as the co-founder, director and chief executive officer of My Connecting Group Ltd. Mr. Levenberg has served as a director at Panaxia Labs Israel Ltd. since 2009 till the end of 2018, and as an external director in Alon Blue Square from 2016 till November 2019. Mr. Levenberg Also served as Director on Kardan Israel Ltd. from 2016 till 2018, when the company went private and stop being traded. Between 2012 and 2017, Mr. Levenberg served as a director at MySize Inc., a dual listed company that traded at the Nasdaq and Tel Aviv Stock Exchange. Mr. Levenberg holds an M.B.A. in Financial Management from Bar-Ilan University Business School, M.A. in Law studies from Bar-Ilan University and a B.Sc. in Life Science from the Hebrew University.

Mr. Daniel Avidan has served on our Board of Directors as an external director since July 2017. Since 2019 Mr. Avidan has served as chief financial officer in MRR Thirteen Ltd. Mr. Avidan served as the chief executive officer of Sapir Corp Ltd. from 2014 to 2018. From 2012 to 2014, Mr. Avidan served in several positions in the Meuhedet Health Fund. From 2010 to 2012, Mr. Avidan served as the chief executive officer of Adumim A.D. Holdings Ltd. Between the years 1989 to 2010, Mr. Avidan held senior finance positions in four public companies in Israel and abroad. Mr. Avidan holds a B.A. in Economics from the Hebrew University of Jerusalem.

The Company’s shareholders will be requested to adopt the following resolutions at the Meeting:

1.	“RESOLVED, to re-appoint Mr. Dan Avidan for an additional three-year term as an external director of the Company, commencing on the date of the Meeting.”

2.	“RESOLVED, to re-appoint Mr. Zeev Levenberg for an additional three-year term as an external director of the Company, commencing on the date of the Meeting.”

3.	“RESOLVED, to grant options to purchase Ordinary Shares to Mr. Zeev Levenberg, subject to his reappointment as a member of the Company’s Board of Directors, as set forth in Proposal No. 3 of the Proxy Statement.”

4.	“RESOLVED, to grant options to purchase Ordinary Shares to Mr. Dan Avidan, subject to his reappointment as a member of the Company’s Board of Directors, as set forth in Proposal No. 3 of the Proxy Statement.”

The approval of each of Proposals 3.1 and 3.2, as described above, requires the affirmative vote of an External Directors Majority (as defined in this proxy statement). The approval of Proposals 3.3 and 3.4, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends a vote FOR the above proposal.

PROPOSAL 4

AMENDMENT TO THE COMPANY’S COMPENSATION POLICY

Pursuant to the Companies Law, all public Israeli companies, including Dual Companies, such as the Company, are required to adopt a written compensation policy for their executives, which addresses certain items prescribed by the Companies Law and serves as a flexible framework for executive and director compensation. Our current Compensation Policy became effective on September 23, 2019, following its approval by our shareholders.

Pursuant to the Companies Law, the Compensation Policy must be reviewed from time to time by our Committee and Board of Directors, to ensure its alignment with the Company’s compensation philosophy and to consider its appropriateness for the Company.

Our Compensation Policy currently caps the total premium for directors and officers liability insurance policy (annually) and for POSI (Public Offering of Securities Insurance) insurance policy to $200,000 for each policy.

Due to the significant changes to office holders’ insurance market conditions and increase of such premiums in the insurance market, originating mainly from a substantial increase in the amount of claims filed in the United States and defense costs, increased regulatory investigations and additional risks, it is proposed, further to the approval of the Committee and the Board of Directors, on May 19, 2020 and May 21, 2020, respectively, to increase the maximum premium for directors and officers liability insurance policy (annually) and POSI insurance policy to $400,000 for each policy.

In addition, it is proposed to amend the Compensation Policy to allow the options granted to Company’s office holders to be exercisable within a period of up to seven years following the vesting date of an option (instead of a current period of up to seven years following the date of allocation of an option).

The Company’s shareholders are requested to adopt the following resolution:

“RESOLVED, to amend the Company’s Compensation Policy, as detailed in Proposal No. 4 of the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 5

 To Amend the terms of the options granted in 2017 to Mr. Haim Siboni, Ms. Sivan Siboni Scherf and MAGNA PERSONNEL

On April 27, 2017, the Company’s shareholders approved, following the approval of the Committee and the Board of Directors, the grant of: (i) options to purchase 2,000,000 Ordinary Shares to Mr. Haim Siboni, the Company’s Chief Executive Officer, director and its then controlling shareholder (“Mr. Siboni’s Initial Options”); and (ii) options to purchase 150,000 Ordinary Shares to Mr. Siboni’s daughter, Ms. Sivan Siboni Scherf, the Company’s VP Human Resources, under the Plan (“Ms. Siboni Scherf’s Initial Options”).

The exercise price of Mr. Siboni’s and Ms. Siboni Scherf’s Initial Options is NIS 2.309 per share, and they vested in 12 equal quarterly portions beginning January 1, 2017, and over a period of 36 months. Each vested option is exercisable for a period of 36 months following its vesting date.

On July 17, 2017, the Company’s shareholders approved, following the approval of the Committee and the Board of Directors, the grant of options to purchase 970,000 Ordinary Shares under the Plan (the “Magna Personnel Initial Options”), to 12 employees and officers of Magna – B.S.P. Ltd. (the “Magna Personnel” and “Magna,” respectively), the Company’s then controlling shareholder. The Magna Personnel are engaged in providing software development services to Foresight Automotive Ltd., the Company’s wholly owned subsidiary (the “Subsidiary”), under the software development agreement between the Subsidiary and Magna, which was approved by the Company’s shareholders on January 28, 2019 for an additional period of up to three years.

The exercise price of the Magna Personnel Initial Options initially was NIS 3.57 per share, and they vested in 12 equal quarterly portions beginning January 1, 2017, and over a period of 36 months. Each vested option is exercisable for a period of 36 months following its vesting date.

On September 23, 2019, following the approval of the Committee and the Board of Directors, respectively, the Company’s shareholders approved a decrease to NIS 1.95 of the exercise price of the Magna Personnel Initial Options and an extension for an additional year of the respective exercise periods of options to purchase the Company’s Ordinary Shares previously granted to the Company’s directors (other than external directors and Mr. Siboni) and vested during 2017 and 2018, so that the exercise period thereof will be four (4) years.

It is proposed, following the approval of the Committee and the Board of Directors to extend for an additional year the respective exercise periods of all Mr. Siboni’s, Ms. Siboni Scherf’s and Magna Personnel Initial Options, so that the exercise period thereof will be four (4) years as of their respective vesting dates (the “Equity Extension”).

Except as described above, all other terms of the Mr. Sibon’si, Ms. Siboni Scherf’s and Magna Personnel Initial Options shall remain unchanged.

Pursuant to the Companies Law, all Israeli public companies, including Dual Companies, such as the Company, are required to approve transactions with their controlling shareholders by its audit or compensation committee, board of directors and shareholders (in that order). Although the statutory presumptions of ‘a controlling shareholder’ set forth in the Companies Law does not apply to Magna and/or Mr. Siboni, nevertheless, for the sake of good order, and taking into consideration that Mr. Siboni, through Magna, was a controlling shareholder on the date on which the options had been granted to Mr. Siboni, as well as to the Magna Personnel and Ms. Siboni Scherf, and Magna continues to provide service to the Subsidiary, the Company considers this transaction as a transaction with a controlling shareholder and therefore submits the Equity Extension also to approval of the Company’s shareholders by Special Majority.

In making its recommendation with regard to the Equity Extension, the Committee and the Board of Directors each considered various factors, including, among others, the fact that the Company has recently extended for one additional year the exercise periods of all options granted during 2016 and 2017 to its employees and officers, as well as certain service providers; therefore, the Equity Extension is intended to create similar incentives to such Company’s employees and Mr. Siboni, Ms. Siboni Scherf and the Magna Personnel.

The Committee and the Board of Directors found the Equity Extension reasonable under the circumstances, under market conditions, and that the approval thereof is in the Company’s best interests and is in accordance with the Company’s Compensation Policy.

The Company’s shareholders are requested to adopt the following resolutions:

“RESOLVED, to extend for an additional year the respective exercise periods of all Mr. Siboni’s, Ms. Siboni Scherf’s and Magna Personnel Initial Options, so that the exercise period thereof will be four (4) years, as set forth in Proposal No. 5 of the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 6

to Approve grant of ADDITIONAL options to Mr. Siboni

On April 27, 2017, the Company’s shareholders approved, following the approval of the Committee and the Board of Directors, the grant of Mr. Siboni’s Initial Options, at the exercise price of NIS 2.309 per share.

It is proposed, following the approval of the Committee, in meetings held on May 27 and June 8, 2020 and the Board of Directors, in meetings held on May 28 and June 9, 2020 to approve the grant of additional options to purchase up to 4,113,000 of the Company’s Ordinary Shares to Mr. Siboni (or to a company wholly owned by him) under the Plan (“Additional Mr. Siboni’s Options”), and to bear the VAT expenses applicable to such grant.

The exercise price of the Additional Mr. Siboni’s Options shall be as follows: (i) NIS 0.787 per share for 1/3 of the options to vest during 2020; (ii) NIS 1.06 per share for the 1/3 of the options to vest during 2021; and (iii) NIS 1.33 per share for the 1/3 of the options to vest during 2022, which exercise prices are 34%, 81% and 127%, respectively, higher than the average share price of the Ordinary Shares on the Tel Aviv Stock Exchange in the last 30 trading days preceding the date of the approval of such grant by the Board of Directors. The Options shall vest quarterly beginning January 1, 2020 and over a period of 36 months in 12 equal portions. The vesting of Additional Mr. Siboni’s Options shall accelerate upon termination of his service with the Company, resulting from a change of control in the Company or other exit event. Each vested option shall be exercisable for a period of 36 months following its vesting date, and any portion of the options that has not been exercised by such date shall terminate and not be exercisable thereafter. In the event that Mr. Siboni ceases to provide services to the Company (except in certain events specified in the Plan), all of such unvested options shall expire immediately, and all vested options shall remain exercisable for a period of six months.

If exercised in full, the Additional Mr. Siboni’s Options together with Mr. Siboni’s Initial Options, would represent approximately 2.7% of the Company’s issued and outstanding share capital and 2.16% of the Company’s share capital on a fully diluted basis, all as of the date hereof.

Pursuant to the Companies Law, all Israeli public companies, including Dual Companies, such as the Company, are required to approve transactions with their controlling shareholders by its audit or compensation committee, board of directors and shareholders (in that order). Although the statutory presumptions of ‘a controlling shareholder’ set forth in the Companies Law does not apply to Magna and/or Mr. Siboni, nevertheless, for the sake of good order, the Company considers this transaction as a transaction with a controlling shareholder and therefore will submit the grant of Additional Mr. Siboni’s Options, also to approval of the Company’s shareholders by Special Majority.

In making its recommendation with regard to the grant of Additional Mr. Siboni’s Options, the Committee and the Board of Directors each considered various factors, including, among others, (i) the Company has recently adopted a policy, according to which it will grant, under the Plan, additional options to purchase its Ordinary Shares to all its employees and officers who are employed with the Company for more than three years and whose previously granted options are fully vested (the “Eligible Employees”); the aforesaid policy, among others, reconfirms that the amount of options to be granted to an Eligible Employee is basically determined in accordance with his or her position with the Company and as a share of the Company’s issued and outstanding share capital, and provides for such desirable shares per position, which principles served the Company in the past in grants of options to its officers and employees; pursuant to such policy, simultaneously with the approval of Additional Mr. Siboni’s Options grant, the Company, in accordance with the Committee and the Board of Directors approvals, has granted additional options to purchase its Ordinary Shares to currently Eligible Employees, at the terms (exercise price, vesting schedule, etc.) identical to the proposed terms of the Additional Mr. Siboni’s Options, taking into account the dilution of the Company’s share capital since the previous grant of options to such Eligible Employees; therefore, the grant of Additional Mr. Siboni’s Options is intended to create similar incentives to the Company’s employees and Mr. Siboni; (ii) the Company’s, as well as the Subsidiary’s, need to preserve the services provided by Mr. Siboni, especially given the uncertainty and employment market volatility due to the COVID-19 outbreak, and in light of Mr. Siboni extensive knowledge and experience in software development and algorithmic services, and expertise in image processing and electro-optics, and the fact that as the Chief Executive Officer of Magna, the developer of the Company’s core technology, Mr. Siboni has the unique knowledge, capabilities and expertise in the field in which the Company operates; (iii) that the Additional Mr. Siboni’s Options reflect a fair and reasonable value for Mr. Siboni services; and (iv) the dilution of the Company’s share capital since the grant of Mr. Siboni’s Initial Options.

The Committee and the Board of Directors found that the grant of Additional Mr. Siboni’s Options is reasonable under the circumstances, under market conditions, and that the approval thereof is in the Company’s best interests and is in accordance with the Company’s Compensation Policy.

The Company’s shareholders are requested to adopt the following resolution:

“RESOLVED, to grant to Mr. Haim Siboni options to purchase up to 4,113,000 Ordinary Shares and to bear the VAT expenses applicable to such grant, as set forth in Proposal No. 6 of the Proxy Statement”.

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 7

 Grant of ADDITIONAL options to Ms. Sivan Siboni SCherf, VP Human Resources, and approval of certain WELLFARE AND SOCIAL benefits

On January 28, 2019, the Company’s shareholders, following the approval of the Committee and the Board of Directors, approved the following terms of office of Ms. Siboni Scherf, Mr. Haim Siboni’s daughter: for 80% position with the Company, Ms. Siboni Scherf will be paid a gross monthly salary of NIS 20,000 during the first year of service, commencing on January 28, 2019, NIS 21,250 during the second year of service, and NIS 22,500 during the third year of service; in addition, in her capacity as the Company’s officer, Ms. Siboni Scherf is entitled to the same insurance, indemnification and exculpation arrangements, as currently in effect for the Company’s officers; all of which is in accordance with the Company’s Compensation Policy (“Ms. Siboni Scherf’s Compensation”). Ms. Siboni Scherf’s Compensation was determined, inter alia, based on the scope of her position and responsibilities with the Company and the market compensation benchmark for similar executives.

Ms. Siboni Scherf’s Compensation is in effect for a period of three years commencing on January 28, 2019 (the “Employment Period”).

Unintentionally, the following welfare and social benefits, which are in excess of minimum prescribed by the applicable law and which are identical to benefits the Company provides to its employees and officers, had been omitted from the description: (i) study fund of 7.5% of the monthly salary; (ii) paid annual leave of 20 working days per year; and (iii) cellular, lunch and other business expenses in accordance with the Company’s policies (“Social Benefits”).

Following the approval of the Committee and the Board of Directors, the Company’s shareholders are requested to: (i) ratify and approve the payment of Ms. Siboni Scherf’s Social Benefits commencing on March 1, 2017 and for the entire Employment Period; and (ii) approve grant of options to purchase up to 700,000 Ordinary Shares to Ms. Siboni Scherf under the Plan (“Ms. Siboni Scherf’s Additional Options”).

The exercise price of the Ms. Siboni Scherf’s Additional Options shall be as follows: (i) NIS 0.787 per share for the 1/3 of the Options to vest during 2020; (ii) NIS 1.06 per share for the 1/3 of the Options to vest during 2021; and (iii) NIS 1.33 per share for the 1/3 of the Options to vest during 2022, which exercise prices are 34%, 81% and 127%, respectively, higher than the average share price of the Ordinary Shares on the Tel Aviv Stock Exchange in the last 30 trading days prior to the date of the approval by the Board of Directors. The Options shall vest quarterly as of January 1, 2020 and over a period of 36 months in 12 equal portions. The vesting of Options shall accelerate upon termination of Ms. Siboni Scherf’s employment by the Company, resulting from a change of control in the Company or other exit event. Each vested Ms. Siboni Scherf’s Additional Option shall be exercisable for a period of 36 months following its vesting date, and any portion of the Ms. Siboni Scherf’s Additional Options that has not been exercised by such date shall terminate and not be exercisable thereafter. In the event that Ms. Siboni Scherf will cease to be employed by the Company (except in certain events specified in the Plan), all of such options shall expire immediately, and all vested options shall remain exercisable for a period of six months.

If exercised in full, the Additional Ms. Siboni Scherf’s Options together with Ms. Siboni Scherf’s Initial Options, would represent approximately 0.38% of the Company’s issued and outstanding share capital and 0.3% of the Company’s share capital on a fully diluted basis, all as of the date hereof.

Pursuant to the Companies Law, all Israeli public companies, including Dual Companies, such as the Company, are required to approve transactions with their controlling shareholders by its audit or compensation committee, board of directors and shareholders (in that order). Although the statutory presumptions of ‘a controlling shareholder’ set forth in the Companies Law does not apply to Magna and/or Mr. Siboni, nevertheless, for the sake of good order, and taking into consideration that Mr. Siboni, through Magna, was a controlling shareholder on the date on which Ms. Siboni Scherf’s Compensation was approved by the shareholders, the Company considers this transaction as a transaction with a controlling shareholder and therefore will submit Ms. Siboni Scherf’s Social Benefits as well as the grant of Ms. Siboni Scherf’s Additional Options, also to approval of the Company’s shareholders by Special Majority.

In making its recommendation with regard to the approval of grant of Ms. Siboni Scherf’s Additional Options, the Committee, in meetings held on May 27 and June 8, 2020 and the Board of Directors, in meetings held on May 28 and June 9, 2020 each have also considered, among others: (a) Ms. Siboni being an Eligible Employee; (b) the terms of Ms. Siboni Scherf’s Additional Options being identical to the terms of options granted to other Eligible Employees; (c) the factors included in the Company’s Compensation Policy, including among others, the position, responsibilities, background and experience of Ms. Siboni Scherf; (d) that the Ms. Siboni Scherf’s Additional Options reflect a fair and reasonable value for Ms. Siboni Scherf’s employment; (e) that the Ms. Siboni Scherf’s Additional Options are an expression to Company’s desire to maintain the threshold of office holders’ current equity-based compensation, taking into account (i) Ms. Siboni Scherf’s Initial Options, and (ii) the dilution of the Company’s share capital since the grant of Ms. Siboni Scherf’s Initial Options.

In making its recommendation with regard to the approval of Ms. Siboni Scherf’s Social Benefits, the Committee and the Board of Directors, each have also considered, among others Ms. Siboni Scherf’s Social Benefits being identical to those of other employees and office holders of the Company.

The Committee and the Board of Directors found the Ms. Siboni Scherf’s Social Benefits and Ms. Siboni Scherf’s Additional Options reasonable under the circumstances, under market conditions, and that the approval thereof is in the Company’s best interests and is in accordance with the Company’s Compensation Policy.

The Company’s shareholders are requested to adopt the following resolutions:

1.	“RESOLVED, to ratify and to approve the payment of certain welfare and social benefits to Ms. Sivan Siboni Scherf, as set forth in Proposal No. 7 of the Proxy Statement.”

2.	“FURTHER RESOLVED, to grant 700,000 options to purchase Ordinary Shares of the Company to Ms. Sivan Siboni Scherf, as set forth in Proposal No. 7 of the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 8

to Approve grant of ADDITIONAL options to MAGNA PERSONNEL

On July 17, 2017, the Company’s shareholders approved, following the approval of the Committee and the Board of Directors, the grant of Magna Personnel Initial Options, at the exercise price that was thereafter amended to NIS 1.95 per share.

It is proposed, following the approval of the Committee, in meetings held on May 27 and June 8, 2020 and the Board of Directors, in meetings held on May 28 and June 9, 2020 to approve the grant of additional options to purchase up to 950,000 Ordinary Shares to Magna Personnel under the Plan (“Additional Magna Personnel Options”).

The exercise price of the Additional Magna Personnel Options shall be as follows: (i) NIS 0.787 per share for 1/3 of the options to vest during 2020; (ii) NIS 1.06 per share for the 1/3 of the options to vest during 2021; and (iii) NIS 1.33 per share for the 1/3 of the options to vest during 2022, which exercise prices are 34%, 81% and 127%, respectively, higher than the average share price of the Ordinary Shares on the Tel Aviv Stock Exchange in the last 30 trading days preceding the date of the approval of such grant by the Board of Directors. The Additional Magna Personnel Options shall vest quarterly as of January 1, 2020 and over a period of 36 months in 12 equal portions. Each vested option shall be exercisable for a period of 36 months following its vesting date, and any portion of the options that has not been exercised by such date shall terminate and not be exercisable thereafter. In the event that a member of Magna Personnel ceases to provide services to the Company (except in certain events specified in the Plan), all of such unvested options shall expire immediately, and all vested options shall remain exercisable for a period of six months.

If exercised in full, the Additional Magna Personnel Options together with Magna Personnel Initial Options, would represent approximately 0.77% of the Company’s issued and outstanding share capital and 0.62% of the Company’s share capital on a fully diluted basis, all as of the date hereof.

Pursuant to the Companies Law, all Israeli public companies, including Dual Companies, such as the Company, are required to approve transactions with their controlling shareholders by its audit or compensation committee, board of directors and shareholders (in that order). Although the statutory presumptions of ‘a controlling shareholder’ set forth in the Companies Law does not apply to Magna and/or Mr. Siboni, nevertheless, for the sake of good order, the Company considers this transaction as a transaction with a controlling shareholder and therefore will submit the grant of Additional Magna Personnel Options, also to approval of the Company’s shareholders by Special Majority.

In making its recommendation with regard to the grant of Additional Magna Personnel Options, the Committee and the Board of Directors each considered various factors, including, among others, (i) compliance of the Magna Personnel with the eligibility criteria set forth for Eligible Employees; (b) the terms of Additional Magna Personnel Options being identical to the terms of options granted to Eligible Employees in similar positions; therefore, the grant of Additional Magna Personnel Options is intended to create similar incentives to the Company’s employees and Magna Personnel; (ii) the Company’s, as well as the Subsidiary’s, need to preserve the services provided by Magna Personnel, especially given the uncertainty and employment market volatility due to COVID-19 outbreak, and in light of Magna Personnel extensive knowledge and experience in software development and algorithmic services, and expertise in image processing and electro-optics, and the fact that as the developers of the Company’s core technology the Magna Personnel have the unique knowledge, capabilities and expertise in the field in which the Company operates; (iii) that the Additional Magna Personnel Options are an expression to Company’s desire to maintain the threshold of Magna Personnel current equity-based compensation, taking into account (i) Magna Personnel Initial Options, and (ii) the dilution of the Company’s share capital since the grant of Magna Personnel Initial Options.

The Committee and the Board of Directors found that the grant of Additional Magna Personnel Options is reasonable under the circumstances, under market conditions, and that the approval thereof is in the best interests of the Company.

The Company’s shareholders are requested to adopt the following resolution:

“RESOLVED, to grant to Magna Personnel options to purchase up to 950,000 Ordinary Shares, as set forth in Proposal No. 8 of the Proxy Statement”.

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

ITEM 9

PRESENTATION OF THE COMPANY’S FINANCIAL STATEMENTS AND ANNUAL
REPORT FOR THE YEAR ENDED DECEMBER 31, 2019

Pursuant to the Companies Law, the Company is required to present the Company’s financial statements and annual report for the year ended December 31, 2019, to the Company’s shareholders. Our financial statements and annual report for the year ended December 31, 2019, filed on Form 20-F with the SEC on March 31, 2020, are available on the SEC’s website at the following address:

https://www.sec.gov/Archives/edgar/data/1691221/000121390020008245/f20f2019_foresightauto.htm

And on the Israel Securities Authority’s distribution website at the following address:

https://www.magna.isa.gov.il/details.aspx?reference=2020-02-029923&file=1&id=01185#?id=01185&reference=2020-02-029923&file=1

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements and annual report for the year ended December 31, 2019.

This agenda item will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings), 5760-2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at 7 Golda Meir St., Ness Ziona 7403650, Israel.

ADDITIONAL INFORMATION

We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC.

All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 5760-2000) we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority distribution website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual and Extraordinary General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED june 11, 2020. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN june 11, 2020, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

Foresight Autonomous Holdings Ltd.

Michael Gally, Chairman of the Board of Directors

FORESIGHT AUTONOMOUS HOLDINGS LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Haim Siboni, the Company’s Chief Executive Officer, and Mr. Eli Yoresh, the Company’s Chief Financial Officer, each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Foresight Autonomous Holdings Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual and Extraordinary General Meeting of Shareholders (the “Annual and Extraordinary Meeting”) to be held at the Company’s offices at 7 Golda Meir St., Ness Ziona, Israel, on July 16, 2020, at 3:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual and Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Annual and Extraordinary Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

Annual and EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
FORESIGHT AUTONOMOUS HOLDINGS LTD.

TO BE HELD ON JULY 16, 2020

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-appoint Deloitte Israel as the Company’s independent auditor for the year ending December 31, 2020, and until the next annual general meeting of the Company’s shareholders, and to authorize the Company’s Board of Directors to determine their remuneration.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To adopt the following resolutions:

2.1.	To re-appoint Mr. Michael Gally as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.2.	To re-appoint Mr. Haim Siboni as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.3.	To re-appoint Mr. Shaul Gilad as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.4.	To re-appoint Ms. Vered Raz-Avayo as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.5.	To re-appoint Mr. Ehud Aharoni as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To adopt the following resolutions:

3.1.	To re-appoint Mr. Dan Avidan for an additional three-year term as an external director of the Company, commencing on the date of the Meeting.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.1(a). Are you a controlling shareholder of the Company and/or have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement, other than a personal interest that is not the result of the shareholder’s connections with a controlling shareholder) in the re-appointment of Mr. Avidan as an external director of the Company?*

☐	YES	☐	NO

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 3.1.

3.2.	To re-appoint Mr. Zeev Levenberg for an additional three-year term as an external director of the Company, commencing on the date of the Meeting.

3.2(a). Are you a controlling shareholder of the Company and/or have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement, other than a personal interest that is not the result of the shareholder’s connections with a controlling shareholder) in the re-appointment of Mr. Levenberg as an external director of the Company?*

☐	YES	☐	NO

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 3.2.

3.3.	To grant options to purchase Ordinary Shares to Mr. Zeev Levenberg, subject to his reappointment as a member of the Company’s Board of Directors, as set forth in Proposal No. 3 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.4.	To grant options to purchase Ordinary Shares to Mr. Dan Avidan, subject to his reappointment as a member of the Company’s Board of Directors, as set forth in Proposal No. 3 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.	To amend the Company’s Compensation Policy, as detailed in Proposal No. 4 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4(a). Are you a controlling shareholder of the Company and/or have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in approval of the Company’s Compensation Policy, as detailed in Proposal No. 4 of the Proxy Statement?*

☐	YES	☐	NO

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 4.

5.	To extend for an additional year the respective exercise periods of all Mr. Siboni’s, Ms. Siboni Scherf’s and Magna Personnel Initial Options, so that the exercise period thereof will be four (4) years, as set forth in Proposal No. 5 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5(a). Are you a controlling shareholder of the Company and/or have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in approval of the extension for an additional year the respective exercise periods of all Mr. Siboni’s, Ms. Siboni Scherf’s and Magna Personnel Initial Options, as detailed in Proposal No. 5 of the Proxy Statement?*

☐	YES	☐	NO

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 5.

6.	To grant to Mr. Haim Siboni options to purchase up to 4,113,000 Ordinary Shares and to bear the VAT expenses applicable to such grant, as set forth in Proposal No. 6 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

 6(a). Are you a controlling shareholder of the Company and/or have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in approval of the grant to Mr. Haim Siboni of options to purchase up to 4,113,000 Ordinary Shares and bearing of the VAT expenses applicable to such grant, as set forth in Proposal No. 6 of the Proxy Statement?*

☐	YES	☐	NO

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 6.

7.	To adopt the following resolutions:

7.1.	To ratify and to approve the payment of certain welfare and social benefits to Ms. Sivan Siboni Scherf, as set forth in Proposal No. 7 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

7.1(a). Are you a controlling shareholder of the Company and/or have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in approval of payment of certain welfare and social benefits to Ms. Sivan Siboni Scherf, as set forth in Proposal No. 7 of the Proxy Statement?*

☐	YES	☐	NO

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 7.1.

7.2.	To grant 700,000 options to purchase Ordinary Shares of the Company to Ms. Sivan Siboni Scherf, as set forth in Proposal No. 7 of the Proxy Statement.

7.2(a). Are you a controlling shareholder of the Company and/or have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement, other than a personal interest that is not the result of the shareholder’s connections with a controlling shareholder) in approval of the grant of options to purchase up to 700,000 Ordinary Shares to Ms. Sivan Siboni Scherf, as set forth in Proposal No. 7 of the Proxy Statement?*

☐	YES	☐	NO

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 7.2.

8.	To grant to Magna Personnel options to purchase up to 950,000 Ordinary Shares of the Company, as set forth in Proposal No. 8 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

8(a). Are you a controlling shareholder of the Company and/or have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in approval of the grant options to purchase up to 950,000 Ordinary Shares to Magna Personnel, as set forth in Proposal No. 8 of the Proxy Statement?*

☐	YES	☐	NO

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 8.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual and Extraordinary Meeting or any adjournment or postponement thereof.

_____________	_____________	_____________
NAME	SIGNATURE	DATE

_____________	_____________	_____________
NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.